EXHIBIT 12(b)

CLECO POWER LLC
COMPUTATION OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	2003		2002		2001		2000		1999	
	(Thousands, except ratios)									
Earnings from continuing operations	**$ 57,008**		$ 59,574		$ 59,138		$ 59,857		$ 56,683	
Income taxes	**29,846**		32,172		31,290		30,998		27,272	
Earnings from continuing operations before income taxes	**$ 86,854**		$ 91,746		$ 90,428		$ 90,855		$ 83,955	
Fixed charges:										
Interest, long-term debt	**$ 25,841**		$ 24,762		$ 23,813		$ 24,929		$ 25,377	
Interest, other (including interest on short-term debt)	**2,220**		4,001		3,304		3,427		1,755	
Amortization of debt expense, premium, net	**1,526**		931		879		946		1,282	
Portion of rentals representative of an interest factor	**513**		528		527		493		615	
Total fixed charges	**$ 30,100**		$ 30,222		$ 28,523		$ 29,795		$ 29,029	
Earnings from continuing operations before income taxes and fixed charges	**$ 116,954**		$121,968		$118,951		$120,650		$ 112,984	
Ratio of earnings to fixed charges	**3.89**	x	4.04	x	4.17	x	4.05	x	3.89	x
Total fixed charges from above	**$ 30,100**		$ 30,222		$ 28,523		$ 29,795		$ 29,029	
Preferred stock dividends	**-**		-		-		-		1,315	
Total fixed charges and preferred stock dividends	**$ 30,100**		$ 30,222		$ 28,523		$ 29,795		$ 30,344	
Ratio of earnings to combined fixed charges and preferred stock dividends	**3.89**	x	4.04	x	4.17	x	4.05	x	3.72	x